Exhibit 99.1

FINANCIAL APPENDIX

Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda’s core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic divestitures of non-core businesses and of portions of our investment portfolio contribute to the cash flows and liquidity available to us.

We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested.

The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not reflect cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities.

U.S. Dollar Convenience Translations
In Financial Appendix, certain amounts presented in Japanese yen have been translated to U.S. dollars solely for the convenience of the reader at an exchange rate of 1USD = 149.43 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on September 29, 2023. The rate and methodologies used for the convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of the condensed interim consolidated financial statements. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

Definition of EBITDA/Adjusted EBITDA and Net Debt
We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies.
The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.
We define EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.
The most closely comparable measure presented in accordance with IFRS is net profit for the period. Please refer to Net Profit to Adjusted EBITDA Bridge for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS.
We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) a 50% equity credit applied to our aggregate principal amount of 500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. To calculate Net Debt, we deduct from this figure cash & cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and are not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS.
The most directly comparable measures under IFRS for Net Debt is bonds and loans. Please refer to Net Debt to Adjusted EBITDA for a reconciliation to this measure.

FY2023 H1 Reported Results with CER % Change

(Billion JPY, except EPS)	FY2022 H1	FY2023 H1	vs. PY			(Million USD, except EPS) FY2023 H1 Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	1,974.8	2,101.7	126.9	6.4%	1.4%	14,065
Cost of sales	(598.3)	(664.7)	(66.4)	(11.1)%	(6.0)%	(4,448)
Gross profit	1,376.4	1,437.0	60.6	4.4%	(0.5)%	9,617
Margin	69.7%	68.4%		(1.3) pp	(1.4) pp	68.4%
SG&A expenses	(480.2)	(501.1)	(20.9)	(4.3)%	0.8%	(3,353)
R&D expenses	(297.8)	(346.7)	(48.9)	(16.4)%	(9.6)%	(2,320)
Amortization of intangible assets associated with products	(240.8)	(253.9)	(13.1)	(5.4)%	1.5%	(1,699)
Impairment losses on intangible assets associated with products	(32.8)	(115.8)	(82.9)	(252.5)%	(226.2)%	(775)
Other operating income	13.5	9.9	(3.6)	(26.7)%	(27.6)%	66
Other operating expenses	(83.4)	(110.2)	(26.9)	(32.2)%	(27.1)%	(738)
Operating profit	255.0	119.2	(135.7)	(53.2)%	(50.6)%	798
Margin	12.9%	5.7%		(7.2) pp	(6.6) pp	5.7%
Finance income	75.7	24.3	(51.4)	(67.9)%	(68.3)%	163
Finance expenses	(109.3)	(106.1)	3.2	2.9%	1.9%	(710)
Share of profit (loss) of investments accounted for using the equity method	(1.4)	1.6	3.0	―	―	11
Profit before tax	220.0	39.1	(181.0)	(82.3)%	(79.8)%	261
Income tax (expenses) benefit	(53.3)	2.4	55.7	―	86.0%	16
Net profit for the period	166.8	41.4	(125.3)	(75.2)%	(77.8)%	277
Non-controlling interests	0.0	(0.1)	(0.1)	―	―	(0)
Net profit attributable to owners of the Company	166.8	41.4	(125.4)	(75.2)%	(77.8)%	277
Basic EPS (JPY or USD)	107.62	26.51	(81.12)	(75.4)%	(78.0)%	0.18

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 Q2 (Jul-Sep) Reported Results with CER % Change

(Billion JPY, except EPS)	FY2022 Q2 (Jul-Sep)	FY2023 Q2 (Jul-Sep)	vs. PY			(Million USD, except EPS) FY2023 Q2 (Jul-Sep) Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	1,002.3	1,043.1	40.8	4.1%	(0.8)%	6,980
Cost of sales	(305.4)	(343.6)	(38.1)	(12.5)%	(7.3)%	(2,299)
Gross profit	696.9	699.5	2.6	0.4%	(4.3)%	4,681
Margin	69.5%	67.1%		(2.5) pp	(2.5) pp	67.1%
SG&A expenses	(248.7)	(253.0)	(4.2)	(1.7)%	3.4%	(1,693)
R&D expenses	(154.1)	(183.9)	(29.8)	(19.3)%	(12.4)%	(1,231)
Amortization of intangible assets associated with products	(123.8)	(130.7)	(6.9)	(5.6)%	1.1%	(875)
Impairment losses on intangible assets associated with products	(18.6)	(109.5)	(90.9)	(489.0)%	(444.0)%	(733)
Other operating income	8.0	5.7	(2.3)	(29.1)%	(31.4)%	38
Other operating expenses	(55.2)	(77.4)	(22.2)	(40.2)%	(35.9)%	(518)
Operating profit	104.4	(49.3)	(153.8)	―	―	(330)
Margin	10.4%	(4.7)%		(15.2) pp	(14.4) pp	(4.7)%
Finance income	14.8	9.4	(5.4)	(36.7)%	(25.7)%	63
Finance expenses	(53.8)	(58.1)	(4.2)	(7.8)%	(16.1)%	(389)
Share of profit (loss) of investments accounted for using the equity method	(0.9)	2.0	2.9	―	―	14
Profit before tax	64.5	(96.0)	(160.5)	―	―	(642)
Income tax (expenses) benefit	(2.8)	48.0	50.8	―	―	321
Net profit for the period	61.7	(48.0)	(109.7)	―	―	(321)
Non-controlling interests	0.0	(0.1)	(0.1)	―	―	(0)
Net profit attributable to owners of the Company	61.7	(48.0)	(109.8)	―	―	(321)
Basic EPS (JPY or USD)	39.77	(30.68)	(70.46)	―	―	(0.21)

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 H1 Core Results with CER % Change

(Billion JPY, except EPS)	FY2022 H1	FY2023 H1	vs. PY			(Million USD, except EPS) FY2023 H1 Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	1,974.8	2,101.7	126.9	6.4%	1.4%	14,065
Cost of sales	(571.6)	(664.8)	(93.3)	(16.3)%	(10.9)%	(4,449)
Gross profit	1,403.2	1,436.9	33.7	2.4%	(2.4)%	9,616
Margin	71.1%	68.4%		(2.7) pp	(2.7) pp	68.4%
SG&A expenses	(480.5)	(501.4)	(20.9)	(4.3)%	0.8%	(3,356)
R&D expenses	(297.5)	(346.7)	(49.2)	(16.5)%	(9.7)%	(2,320)
Operating profit	625.2	588.8	(36.4)	(5.8)%	(9.5)%	3,940
Margin	31.7%	28.0%		(3.6) pp	(3.4) pp	28.0%
Finance income	32.6	24.0	(8.6)	(26.4)%	(27.2)%	161
Finance expenses	(100.8)	(87.8)	13.0	12.9%	18.9%	(588)
Share of profit (loss) of investments accounted for using the equity method	2.7	2.3	(0.4)	(14.4)%	(13.7)%	15
Profit before tax	559.6	527.2	(32.4)	(5.8)%	(8.8)%	3,528
Income tax (expenses) benefit	(112.9)	(119.4)	(6.6)	(5.8)%	(11.0)%	(799)
Net profit for the period	446.7	407.8	(38.9)	(8.7)%	(13.8)%	2,729
Non-controlling interests	0.0	(0.1)	(0.1)	―	―	(0)
Net profit attributable to owners of the Company	446.7	407.7	(39.0)	(8.7)%	(13.8)%	2,728
Basic EPS (JPY or USD)	288	261	(27)	(9.4)%	(14.4)%	1.75

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 Q2 (Jul-Sep) Core Results with CER % Change

(Billion JPY, except EPS)	FY2022 Q2 (Jul-Sep)	FY2023 Q2 (Jul-Sep)	vs. PY			(Million USD, except EPS) FY2023 Q2 (Jul-Sep) Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	1,002.3	1,043.1	40.8	4.1%	(0.8)%	6,980
Cost of sales	(293.3)	(343.6)	(50.3)	(17.1)%	(11.7)%	(2,299)
Gross profit	709.0	699.5	(9.5)	(1.3)%	(5.9)%	4,681
Margin	70.7%	67.1%		(3.7) pp	(3.7) pp	67.1%
SG&A expenses	(248.8)	(253.1)	(4.3)	(1.7)%	3.3%	(1,694)
R&D expenses	(154.0)	(183.9)	(29.9)	(19.4)%	(12.6)%	(1,231)
Operating profit	306.1	262.4	(43.7)	(14.3)%	(17.3)%	1,756
Margin	30.5%	25.2%		(5.4) pp	(5.1) pp	25.2%
Finance income	8.9	9.2	0.3	3.2%	21.6%	61
Finance expenses	(50.0)	(44.5)	5.6	11.1%	12.7%	(298)
Share of profit (loss) of investments accounted for using the equity method	1.7	1.5	(0.2)	(11.6)%	(11.1)%	10
Profit before tax	266.7	228.7	(38.0)	(14.3)%	(16.8)%	1,530
Income tax (expenses) benefit	(44.2)	(54.3)	(10.1)	(22.9)%	(42.9)%	(363)
Net profit for the period	222.5	174.4	(48.2)	(21.6)%	(28.6)%	1,167
Non-controlling interests	0.0	(0.1)	(0.1)	―	―	(0)
Net profit attributable to owners of the Company	222.5	174.3	(48.2)	(21.7)%	(28.6)%	1,167
Basic EPS (JPY or USD)	143	111	(32)	(22.3)%	(29.2)%	0.75

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2023 H1 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	2,101.7					2,101.7
Cost of sales	(664.7)				(0.1)	(664.8)
Gross profit	1,437.0				(0.1)	1,436.9
SG&A expenses	(501.1)				(0.3)	(501.4)
R&D expenses	(346.7)				0.0	(346.7)
Amortization of intangible assets associated with products	(253.9)	253.9				—
Impairment losses on intangible assets associated with products	(115.8)		115.8			—
Other operating income	9.9			(9.9)		—
Other operating expenses	(110.2)			110.2		—
Operating profit	119.2	253.9	115.8	100.4	(0.5)	588.8
Margin	5.7%					28.0%
Finance income and (expenses), net	(81.8)				18.0	(63.8)
Share of profit (loss) of investments accounted for using the equity method	1.6				0.7	2.3
Profit before tax	39.1	253.9	115.8	100.4	18.1	527.2
Income tax (expenses) benefit	2.4	(54.1)	(25.6)	(16.5)	(25.6)	(119.4)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	41.4	199.8	90.1	83.8	(7.5)	407.7
EPS (JPY)	27					261
Number of shares (millions)	1,561					1,561

FY2023 Q2 (Jul-Sep) Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,043.1					1,043.1
Cost of sales	(343.6)				(0.0)	(343.6)
Gross profit	699.5				(0.0)	699.5
SG&A expenses	(253.0)				(0.2)	(253.1)
R&D expenses	(183.9)				0.0	(183.9)
Amortization of intangible assets associated with products	(130.7)	130.7				—
Impairment losses on intangible assets associated with products	(109.5)		109.5			—
Other operating income	5.6			(5.6)		—
Other operating expenses	(77.3)			77.3		—
Operating profit	(49.3)	130.7	109.5	71.7	(0.2)	262.4
Margin	(4.7)%					25.2%
Finance income and (expenses), net	(48.7)				13.4	(35.3)
Share of profit (loss) of investments accounted for using the equity method	2.0				(0.5)	1.5
Profit before tax	(96.0)	130.7	109.5	71.7	12.7	228.7
Income tax (expenses) benefit	48.0	(27.8)	(24.3)	(10.1)	(40.1)	(54.3)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	(48.0)	102.9	85.3	61.6	(27.4)	174.3
EPS (JPY)	(31)					111
Number of shares (millions)	1,565					1,565

FY2022 H1 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,974.8					1,974.8
Cost of sales	(598.3)				26.8	(571.6)
Gross profit	1,376.4				26.8	1,403.2
SG&A expenses	(480.2)				(0.3)	(480.5)
R&D expenses	(297.8)				0.3	(297.5)
Amortization of intangible assets associated with products	(240.8)	240.8				—
Impairment losses on intangible assets associated with products	(32.8)		32.8			—
Other operating income	13.5			(13.5)		—
Other operating expenses	(83.4)			83.4		—
Operating profit	255.0	240.8	32.8	69.9	26.7	625.2
Margin	12.9%					31.7%
Finance income and (expenses), net	(33.6)				(34.7)	(68.3)
Share of profit (loss) of investments accounted for using the equity method	(1.4)				4.0	2.7
Profit before tax	220.0	240.8	32.8	69.9	(4.0)	559.6
Income tax (expenses) benefit	(53.3)	(51.5)	(7.0)	(13.1)	12.0	(112.9)
Non-controlling interests	0.0					0.0
Net profit attributable to owners of the Company	166.8	189.3	25.8	56.8	8.0	446.7
EPS (JPY)	108					288
Number of shares (millions)	1,549					1,549

FY2022 Q2 (Jul-Sep) Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,002.3					1,002.3
Cost of sales	(305.4)				12.1	(293.3)
Gross profit	696.9				12.1	709.0
SG&A expenses	(248.7)				(0.1)	(248.8)
R&D expenses	(154.1)				0.2	(154.0)
Amortization of intangible assets associated with products	(123.8)	123.8				—
Impairment losses on intangible assets associated with products	(18.6)		18.6			—
Other operating income	8.0			(8.0)		—
Other operating expenses	(55.2)			55.2		—
Operating profit	104.4	123.8	18.6	47.2	12.1	306.1
Margin	10.4%					30.5%
Finance income and (expenses), net	(39.0)				(2.1)	(41.1)
Share of profit (loss) of investments accounted for using the equity method	(0.9)				2.6	1.7
Profit before tax	64.5	123.8	18.6	47.2	12.6	266.7
Income tax (expenses) benefit	(2.8)	(26.5)	(3.9)	(9.1)	(1.9)	(44.2)
Non-controlling interests	0.0					0.0
Net profit attributable to owners of the Company	61.7	97.3	14.7	38.0	10.7	222.5
EPS (JPY)	40					143
Number of shares (millions)	1,552					1,552

FY2023 H1 Free Cash Flow

(Billion JPY)	FY2022 H1	FY2023 H1	vs. PY		(Million USD) FY2023 H1 Convenience USD Translation
Net profit	166.8	41.4	(125.3)	(75.2)%	277
Depreciation, amortization and impairment loss	362.1	480.9	118.8		3,218
Decrease (increase) in trade working capital	(159.0)	(200.7)	(41.7)		(1,343)
Income taxes paid	(115.4)	(129.0)	(13.6)		(864)
Tax refunds and interest on tax refunds received	6.2	10.1	3.9		68
Other	44.6	88.6	44.0		593
Net cash from operating activities (Operating Cash Flow)	305.2	291.3	(13.9)	(4.6)%	1,949
Adjustment for cash temporarily held by Takeda on behalf of third parties*1	116.8	(30.2)	(147.1)		(202)
Acquisition of PP&E	(71.4)	(83.8)	(12.4)		(561)
Proceeds from sales of PP&E	0.1	8.3	8.2		56
Acquisition of intangible assets	(67.6)	(255.5)	(187.9)		(1,710)
Acquisition of investments	(4.7)	(2.3)	2.4		(15)
Proceeds from sales and redemption of investments	18.4	0.6	(17.8)		4
Proceeds from sales of business, net of cash and cash equivalents divested	—	0.4	0.4		2
Free Cash Flow	296.9	(71.1)	(368.0)	—	(476)

*1 Adjustment refers to changes in cash balance that is temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.

FY2023 H1 Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO		NET INCREASE (DECREASE) IN CASH
(Billion JPY)	FY2023 H1	(Billion JPY)	FY2022 H1	FY2023 H1	vs. PY
Cash & cash equivalents and Level 1 debt investments*1	162.0	Net cash from operating activities	305.2	291.3	(13.9)	(4.6)%
Book value debt on consolidated statements of financial position	(4,679.2)	Acquisition of PP&E	(71.4)	(83.8)
Hybrid bond 50% equity credit	250.0	Proceeds from sales of PP&E	0.1	8.3
FX adjustment*2	216.7	Acquisition of intangible assets	(67.6)	(255.5)
Gross debt*3	(4,212.5)	Acquisition of investments	(4.7)	(2.3)
Net cash (debt)	(4,050.5)	Proceeds from sales and redemption of investments	18.4	0.6
		Proceeds from sales of business, net of cash and cash equivalents divested	—	0.4
Net debt/Adjusted EBITDA ratio	2.9x	Net increase in short-term loans and commercial papers	—	110.0
		Proceeds from long-term loans	—	100.0
Adjusted EBITDA	1,406.2	Repayment of long-term loans	(0.1)	(100.2)
		Repayment of bonds	(26.8)	(145.9)
		Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	60.1
		Purchase of treasury shares	(26.9)	(2.3)
		Interest paid	(52.7)	(49.7)
		Dividends paid	(140.0)	(139.8)
		Others	(17.8)	(25.5)
		Net increase (decrease) in cash	(84.3)	(234.2)	(150.0)	(177.9)%

*1 Represents cash & cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
For the calculation of net debt, starting from the quarter ended June 30, 2023, debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets are included in the items deducted from gross debt. Had the same methodology been used for the calculation of net debt as of March 31, 2023 and prior periods, net debt would have remained unchanged.

*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.

*3 Bonds and loans of current and non-current liabilities. JPY 250.0 billion reduction in debt due to JPY 500.0 billion hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes non-cash adjustments related to debt amortization and FX impact.

FY2022 Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO			NET INCREASE (DECREASE) IN CASH
(Billion JPY)	FY2022		(Billion JPY)	FY2021	FY2022	vs. PY
Cash and cash equivalents*1	407.7		Net cash from operating activities	1,123.1	977.2	(145.9)	(13.0)%
Book value debt on consolidated statements of financial position	(4,382.3)		Acquisition of PP&E	(123.3)	(140.7)
Hybrid bond 50% equity credit	250.0		Proceeds from sales of PP&E	1.8	1.0
FX adjustment*2	8.5		Acquisition of intangible assets	(62.8)	(493.0)
Gross debt*3	(4,123.9)		Acquisition of investments	(8.3)	(10.2)
Net cash (debt)	(3,716.1)		Proceeds from sales and redemption of investments	16.9	22.3
			Acquisition of business, net of cash and cash equivalents acquired	(49.7)	—
Upfront payment related to the acquisition of TAK-279*4	400.4		Proceeds from sales of business, net of cash and cash equivalents divested	28.2	8.0
Net cash (debt) excluding upfront payment related to the acquisition of TAK-279	(3,315.7)		Net decrease in short-term loans and commercial papers	(0.0)	40.0
			Proceeds from long-term loans	—	75.0
			Repayment of long-term loans	(414.1)	(75.2)
Net debt/Adjusted EBITDA ratio	2.6	x	Proceeds from issuance of bonds	249.3	—
Net debt/Adjusted EBITDA ratio excluding upfront payment related to the acquisition of TAK-279	2.3	x	Repayment of bonds	(396.0)	(281.5)
			Purchase of treasury shares	(77.5)	(26.9)
			Interest paid	(108.2)	(108.6)
Adjusted EBITDA	1,421.8		Dividends paid	(283.7)	(279.4)
			Others	(41.1)	(47.0)
			Net increase (decrease) in cash	(145.3)	(339.1)	(193.8)	(133.4)%

*1 Includes short-term investments which mature or become due within one year from the reporting date and excludes cash temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.

*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.

*3 Bonds and loans of current and non-current liabilities. JPY 250.0 billion reduction in debt due to JPY 500.0 billion hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes non-cash adjustments related to debt amortization and FX impact.

*4 This represents the portion of the USD 4.0 billion upfront payment related to the acquisition of TAK-279 paid in February 2023 (such portion totaling USD 3.0 billion), converted to JPY using the Japanese yen – U.S. dollar exchange rate of 133.48, which is applicable to translation of foreign currency denominated cash as of March 31, 2023.

FY2023 H1 Net Profit to Adjusted EBITDA Bridge

(Billion JPY)	FY2022 H1	FY2023 H1	vs. PY
Net profit	166.8	41.4	(125.3)	(75.2)%
Income tax expenses	53.3	(2.4)
Depreciation and amortization	326.1	354.2
Interest expense, net	57.5	54.0
EBITDA	603.7	447.2	(156.5)	(25.9)%
Impairment losses	36.0	126.7
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	65.4	89.6
Finance expense (income), net, excluding interest income and expense, net	(24.0)	27.8
Share of loss on investments accounted for under the equity method	1.4	(1.6)
Other adjustments:	55.5	32.5
Non-core expense related to COVID-19	5.6	—
Impact on profit related to fair value step up of inventory in Shire acquisition	21.9	—
Other costs*1	28.0	32.5
Adjusted EBITDA	737.9	722.2	(15.6)	(2.1)%

*1 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.

FY2023 H1 Net Profit to Adjusted EBITDA LTM Bridge

(Billion JPY)	FY2022 Full Year (Apr - Mar)	FY2022 H1 (Apr - Sep)	FY2023 H1 (Apr - Sep)	FY2023 H1 LTM*1 (Oct - Sep)
Net profit	317.0	166.8	41.4	191.7
Income tax expenses	58.1	53.3	(2.4)	2.4
Depreciation and amortization	664.4	326.1	354.2	692.5
Interest expense, net	111.5	57.5	54.0	107.9
EBITDA	1,151.0	603.7	447.2	994.5
Impairment losses	64.4	36.0	126.7	155.1
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	109.0	65.4	89.6	133.3
Finance expense (income), net, excluding interest income and expense, net	(4.7)	(24.0)	27.8	47.1
Share of loss on investments accounted for under the equity method	8.6	1.4	(1.6)	5.7
Other adjustments:	93.5	55.5	32.5	70.5
Non-core expense related to COVID-19	9.9	5.6	—	4.3
Impact on profit related to fair value step up of inventory in Shire acquisition	24.9	21.9	—	3.0
Other costs*2	58.7	28.0	32.5	63.1
Adjusted EBITDA	1,421.8	737.9	722.2	1,406.2

*1 LTM represents Last Twelve Months (October 2022 - September 2023). Calculated by subtracting FY2022 H1 from FY2022 Full Year and adding FY2023 H1.
*2 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.

FY2023 H1 CAPEX, Depreciation and Amortization and Impairment Losses

(Billion JPY)	FY2022 H1	FY2023 H1	vs. PY		FY2023 Revised Forecast (October 26, 2023)
Capital expenditures*1	139.0	339.3	200.3	144.1%	480.0 - 530.0*3
Tangible assets	71.4	83.8	12.4	17.3%
Intangible assets	67.6	255.5	187.9	278.1%

Depreciation and amortization	326.1	354.2	28.1	8.6%	680.0
Depreciation of tangible assets*2 (A)	73.4	84.8	11.4	15.5%
Amortization of intangible assets (B)	252.7	269.4	16.7	6.6%
Of which Amortization associated with products (C)	240.8	253.9	13.1	5.4%	500.0
Of which Amortization excluding intangible assets associated with products (D)	11.9	15.5	3.6	30.2%

Depreciation and amortization (excluding intangible assets associated with products) (A)+(D)	85.3	100.3	15.0	17.6%	180.0

Impairment losses	36.0	126.7	90.8	252.4%
Impairment losses associated with products	32.8	115.8	82.9	252.5%	120.0

Amortization and impairment losses on intangible assets associated with products	273.6	369.7	96.0	35.1%	620.0
*1 Cash flow base
*2 Including depreciation of investment properties
*3 FY2023 Revised Forecast reflects expenditures related to the acquisition of TAK-279 from Nimbus (JPY 134.1 billion) and in-licensing of fruquintinib from HUTCHMED (JPY 55.1 billion).

FY2023 Full Year Detailed Forecast

(BN JPY)		FY2023 Original Forecast (May 11, 2023)	FY2023 Revised Forecast (October 26, 2023)	vs. Original Forecast		Reason for Variances

REPORTED	Revenue	3,840.0	3,980.0	140.0	3.6%	Predominantly due to change in FX rate assumptions
	R&D expenses	(643.0)	(680.0)	(37.0)	(5.8)%	Updated for FX
	Amortization of intangible assets associated with products	(480.0)	(500.0)	(20.0)	(4.2)%	Updated for FX
	Impairment losses on intangible assets associated with products	(50.0)	(120.0)	(70.0)	(140.0)%	Revised to reflect impairment losses already booked in H1 (e.g. ALOFISEL, EXKIVITY)
	Other operating income	14.0	14.0	—	—%
	Other operating expenses	(150.0)	(180.0)	(30.0)	(20.0)%	Revised to include provisions booked in H1 that were not in the original forecast
	Operating profit	349.0	225.0	(124.0)	(35.5)%	Predominantly due to impairment and provisions listed above; also updated for FX
	Finance income (expenses), net	(165.0)	(157.0)	8.0	4.8%
	Profit before tax	185.0	70.0	(115.0)	(62.2)%	Reflects items impacting Reported Operating Profit
	Net profit attributable to owners of the Company	142.0	93.0	(49.0)	(34.5)%	Updated tax rate assumption, reflects JPY 63.5B tax expense reduction booked in H1
	Basic EPS (JPY)	91	59	(31)	(34.5)%

	Core Revenue*1	3,840.0	3,980.0	140.0	3.6%	Predominantly due to change in FX rate assumptions
	Core Operating Profit*1	1,015.0	1,015.0	—	—%
	Core EPS (JPY)	434	447	13	3.1%	Updated core tax rate assumption

	Free cash flow	400.0 to 500.0	400.0 to 500.0			FY2023 Revised Forecast reflects expenditures related to the acquisition of TAK-279 from Nimbus (JPY 134.1 BN) and in-licensing of fruquintinib from HUTCHMED (JPY 55.1 BN)
	CAPEX (cash flow base)	(480.0) to (530.0)	(480.0) to (530.0)
	Depreciation and amortization (excl. intangible assets associated with products)	(170.0)	(180.0)	(10.0)	(5.9)%	Updated for FX
	Cash tax rate on adjusted EBITDA (excl. divestitures)	Mid-to-high teen %	Mid-to-high teen %

	USD/JPY	131	137	6	4.6%
	EUR/JPY	141	145	4	2.8%
*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations, for the definition and A-18 FY2023 Full Year Reconciliation from Reported Operating Profit to Core Operating Profit Forecast, for reconciliation.

FY2023 Full Year Reconciliation from Reported Operating Profit to Core Operating Profit Forecast

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income (expenses)	Others
Revenue	3,980.0					3,980.0
Cost of sales
Gross Profit
SG&A and R&D expenses					4.0
Amortization of intangible assets associated with products	(500.0)	500.0				—
Impairment losses on intangible assets associated with products	(120.0)		120.0			—
Other operating income	14.0			(14.0)		—
Other operating expenses	(180.0)			180.0		—
Operating profit	225.0	500.0	120.0	166.0	4.0	1,015.0

FY2023 Full Year FX Rates Assumptions and Currency Sensitivity

Average Exchange Rates vs. JPY				Impact of depreciation of yen from October 2023 to March 2024 (100 million JPY)
	FY2022 H1 Actual (Apr-Sep)	FY2023 H1 Actual (Apr-Sep)	FY2023 Assumption (Apr-Mar)		Revenue (IFRS)	Operating Profit (IFRS)	Net Profit (IFRS)	Core Operating Profit (non-IFRS)
USD	131	140	137	1% depreciation	95.2	3.5	(0.5)	24.8
				1 yen depreciation	69.5	2.6	(0.4)	18.1
EUR	138	153	145	1% depreciation	27.4	(18.8)	(15.3)	(14.3)
				1 yen depreciation	18.9	(12.9)	(10.5)	(9.9)
RUB	2.1	1.6	1.6	1% depreciation	2.1	1.1	0.9	1.3
CNY	19.7	19.8	19.8		9.9	5.8	4.4	5.8
BRL	26.3	28.5	28.5		5.4	3.3	2.5	3.3

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Financial Information and Certain Non-IFRS Financial Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance and core results, including when controlling for the effect of fluctuations in exchange rates. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures.

Medical information
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